UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

N-able, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

62878D100

(CUSIP Number)

Andrew J. Schader, Esq.

Silver Lake

55 Hudson Yards

550 West 34th Street, 40th Floor

New York, NY 10001

(212) 981-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Daniel N. Webb, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

December 13, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 62878D100	Page 2

1.	Names of Reporting Persons. Silver Lake Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 43,338,406
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 43,338,406

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,338,406
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 62878D100	Page 3

1.	Names of Reporting Persons. Silver Lake Technology Investors IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 712,320
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 712,320

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 712,320
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 62878D100	Page 4

1.	Names of Reporting Persons. Silver Lake Technology Associates IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 44,150,551
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 44,150,551

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,150,551
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 62878D100	Page 5

1.	Names of Reporting Persons. SLTA IV (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 44,150,551
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 44,150,551

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,150,551
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 62878D100	Page 6

1.	Names of Reporting Persons. SLP Aurora Co-Invest, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,323,318
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,323,318

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,323,318
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 62878D100	Page 7

1.	Names of Reporting Persons. SLP Denali Co-Invest GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,323,318
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,323,318

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,323,318
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 62878D100	Page 8

1.	Names of Reporting Persons. Silver Lake Technology Associates III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,323,318
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,323,318

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,323,318
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 62878D100	Page 9

1.	Names of Reporting Persons. SLTA III (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,323,318
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,323,318

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,323,318
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 62878D100	Page 10

1.	Names of Reporting Persons. Silver Lake Group, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 61,473,869
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 61,473,869

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,473,869
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.3%
14.	Type of Reporting Person (See Instructions) OO

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) is being filed by Silver Lake Partners IV, L.P. (“SLP IV”), Silver Lake Technology Investors IV, L.P. (“SLTI IV”), Silver Lake Technology Associates IV, L.P. (“SLTA IV”), SLTA IV (GP), L.L.C. (“SLTA IV GP”), SLP Aurora Co-Invest, L.P. (“SLP Aurora”, and together with SLP IV and SLTI IV, the “Silver Lake Funds”), SLP Denali Co-Invest GP, L.L.C. (“Denali GP”), Silver Lake Technology Associates III, L.P. (“SLTA III”), SLTA III (GP), L.L.C. (“SLTA III GP”), and Silver Lake Group, L.L.C. (“SLG”, and collectively, the “Reporting Persons”) and amends the statement on Schedule 13D originally filed by the Reporting Persons on July 28, 2021, (the “Original Schedule 13D” and as amended, the “Schedule 13D”) relating Common stock, par value $0.001 per share (the “Common Stock”) of N-able, Inc., a Delaware corporation (the “Issuer”).

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in amended and restated Annex A hereto is incorporated by reference in this amended Item 2.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer

Item 5(a), 5(b) and 5(c) of the Original Schedule 13D is hereby amended and supplemented as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b) The Reporting Persons may be deemed to beneficially own 61,473,869 shares of the Issuer’s Common Stock, or 34.3% of the Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Calculations of beneficial ownership are based on 178,972,178 shares of Common Stock of the Issuer outstanding as of November 2, 2021, as set forth in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

Information with respect to the beneficial ownership of Common Stock by the individuals listed in Annex A to the Original Schedule 13D is set forth in Annex A filed with the Original Schedule 13D and incorporated herein by reference in response to this Item 5.

Directors affiliated with Silver Lake are entitled to earn director compensation pursuant to the Issuer’s standard director compensation arrangements, which compensation is held for the benefit of Silver Lake and/or certain of its affiliates or certain of the funds it manages. Each of Messrs. Bingle and Widmann, directors of the Issuer, hold 27,993 restricted stock units, scheduled to vest in three equal annual installments on July 19, 2022, 2023 and 2024. In addition, an aggregate of 57,174 shares of Common Stock was received by Messrs. Bingle and Widmann and Messrs. Kenneth Y. Hao and Jason White in a distribution of shares of Common Stock by SolarWinds Corporation (“SolarWinds”) to holders of SolarWinds common stock as of July 12, 2021 (the “Distribution”), in respect of shares of common stock of SolarWinds which had been received by such persons as director compensation for service on the board of directors of SolarWinds. The beneficial ownership numbers reported herein do not include any shares of Common Stock and restricted stock units awarded as director compensation and the Reporting Persons disclaim beneficial ownership over such securities.

Certain of the Reporting Persons and certain affiliates of Thoma Bravo, LLC (collectively, the “Stockholders”) are parties to a Stockholders’ Agreement described in Item 6 of the Original Schedule 13D (the “Stockholders’ Agreement”), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholders’ Agreement, as amended as described herein, and the obligations and rights thereunder, certain of the Reporting Persons acknowledge and agree that they are acting as a “group” with the other Stockholders within the meaning of Section 13(d) of the Exchange Act. Based in part on information provided by or on behalf of such other Stockholders, as of December 1, 2021, such a “group” would be deemed to beneficially own an aggregate of 111,564,512 shares of Common Stock, or 62.3% of the Common Stock of the Issuer. The Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock that they may be deemed to beneficially own solely by reason of the Stockholder Agreement. Certain entities affiliated with Thoma Bravo are separately making Schedule 13D filings reporting their beneficial ownership of shares of Common Stock.

(c) None of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person listed in Annex A to Original Schedule 13D, have effected any transaction in Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by inserting the following as a new paragraph at the end of Item 6:

First Amendment to the Stockholders’ Agreement

On December 13, 2021, the Issuer, certain of the Reporting Persons and certain affiliates of Thoma Bravo, LLC (the “Thoma Bravo Funds” and collectively with the Silver Lake Funds, the “Sponsors”) executed an amendment to the Stockholders’ Agreement (the “Stockholders’ Agreement Amendment”) in order to remove the TB Co-Investors (as defined in the Stockholders’ Agreement) as parties to such agreement. As a result, the TB Co-Investors will no longer have any rights or obligations thereunder, subject to Section 6.3 of the Stockholders’ Agreement. The Stockholders’ Agreement Amendment also amends the Stockholders’ Agreement to provide that with respect to certain required stock ownership thresholds applicable to the rights of the Sponsors pursuant to the Stockholders’ Agreement, including the right to nominate persons for election to the Issuer’s board of directors, the determination of whether the Sponsors satisfy such thresholds will be based on the stock ownership of the Sponsors relative to the Issuer’s then-current outstanding shares of common stock rather than the number of shares of common stock outstanding immediately following the Distribution.

The foregoing description of the Stockholders’ Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

D.

First Amendment to the Stockholders’ Agreement dated as of December 13, 2021, by and among N-able, Inc. and the Stockholders named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 15, 2021).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2021

Silver Lake Partners IV, L.P.

By:	Silver Lake Technology Associates IV, L.P., its general partner
	By:	SLTA IV (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Technology Investors IV, L.P.

By:	Silver Lake Technology Associates IV, L.P., its general partner

	By:	SLTA IV (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Technology Associates IV, L.P.

By:	SLTA IV (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

SLTA IV (GP), L.L.C.

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLP Aurora Co-Invest, L.P.

By:	SLP Denali Co-Invest GP, L.L.C., its general partner
	By:	Silver Lake Technology Associates III, L.P., its managing member
		By:	SLTA III (GP), L.L.C., its general partner
			By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

SLP Denali Co-Invest GP, L.L.C.

By:	Silver Lake Technology Associates III, L.P., its managing member
	By:	SLTA III (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Technology Associates III, L.P.

By:	SLTA III (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

SLTA III (GP), L.L.C.

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Group, L.L.C.

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Annex A

Annex A is hereby amended and restated as follows:

The following sets forth the name and principal occupation of each of the managing members of Silver Lake Group, L.L.C., each of whom is a citizen of the United States.

Name	Business Address	Principal Occupation
Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-CEO and Managing Member of Silver Lake Group, L.L.C.

Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Chairman and Managing Member of Silver Lake Group, L.L.C.

Gregory Mondre	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-CEO and Managing Member of Silver Lake Group, L.L.C.

Joseph Osnoss	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Partner and Managing Member of Silver Lake Group, L.L.C.

None of the persons listed above beneficially owns any shares of Common Stock, other than 19,058 shares of Common Stock held by Mr. Hao, received in connection with the Distribution, in respect of shares of common stock of SolarWinds he had previously received as director compensation while serving on the board of directors of SolarWinds, which shares are held for the benefit of SLG and/or certain of its affiliates or certain of the funds it manages and 17,973 shares held by Mr. Hao’s charitable family foundation, which shares were received in the Distribution.